Eletrobrás

DFR
AV.PRES.VARGAS, 409, 9ºand.
20071-003 RIO DE JANEIRO-RJ
TEL: (021) 514-6327
FAX: (021) 242-2694

CTA/DFR- 3993/02

02034289

Rio de Janeiro, May 13th, 2002.

SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549 - USA
Att.: DIVISION OF CORPORATION FINANCE

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAY 22 2002
WASH. D.C. 165 SECTION

Re: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 for Centrais Elétricas Brasileiras S.A. - ELETROBRÁS (File nº 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) (the "Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of NOTICE published on May 10th, 2002.

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

With regards,

MARY-ANNIE CAIRNS GUERRERO
Head of Funding and Investor Relations Department

Arlindo Soares Castanheira
Deputy Head of Funding and
Investor Relations Department

NOTICE

The Board of Directors of Eletrobrás wishes to make a public announcement, in order to prevent people in general, with special regard to bench members, and in order to preserve rights. The Company is suffering losses from unscrupulous persons, which has been filing claims, at places away from their head-offices, with the sole objective of obtaining illegitimate preliminary orders, which forward to them the right to draw out immediately huge sums of money from the Company's bank accounts.

Such actions, as of this date, had been brought before the courts of the States of Pará, Maranhão and Tocantins, and are aimed at the redemption of bearer obligations (Obrigações ao Portador), issued by Eletrobrás on the 1960's, which are no longer valid bonds as to date. In some of those suits, an early judicial order was issued (named "tutelas antecipadas"), without any chance of defense on Eletrobrás' behalf, in such a way that amounts over R$ 60.000.000,00 had to be delivered to the lawyers of the plaintiffs.

By means of this audacious measure, the plaintiffs of such suits had been offering as guarantee to the Court, rural properties, located in places other than the localities where the suits were filed, presenting old certificates in order to prove property. Those persons dare to indicate as their own addresses, for purposes of procedural acts, the address of the forum.

Eletrobrás is taking proper measures within its reach in order to avoid the successful outcome of those attacks against its bank accounts, so as to defend the majority and minority shareholders interests.